MASTERWORKS

## Available Now: KAWS (39.2% | 1.23 | $1,693,000)

### Recently Sold Paintings[1]



**Albert Oehlen**
Annualized Net Return
**33.7%** 354 days held



**George Condo**
Annualized Net Return
**31.7%** 532 days held



**Sam Gilliam**
Annualized Net Return
**33.1%** 791 days held



# Available Now

KAWS



### Price Appreciation of Similar Works

# 39.2%*

### Market Risk-Adjusted Appreciation

| 1.23 | vs. | 0.54 | vs. | 0.54 |
|---|---|---|---|---|
| KAWS' Market | | All Art Market | | S&P 500 |

**INVEST NOW**

Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by KAWS with the following criteria: canvas paintings executed 2000 to 2016 that measure between 45 inches by 45 inches and 90 inches by 90 inches, which depict CHUM, COMPANION or KAWSBob, with the characters' main facial features visible. Excluded from the set were compositions with developed and/or elaborate backgrounds, tondos and monochromatic depictions of KAWSBob. The set of similar works includes two paintings acquired by Masterworks: Masterworks 013, LLC, an affiliate of the Company, at Phillips New York 20th Century and Contemporary Evening Sale held on July 2, 2020 for $1,380,000, and Masterworks 102, LLC, and affiliate of the Company, at Phillips New York 20th Century and Contemporary Evening Sale held on November 17,2021 for $1,542,500.The data was sourced from publicly available auction records and does not include private sales.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.